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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         RENAISSANCE HOTEL GROUP N.V.
                           (NAME OF SUBJECT COMPANY)

                         RENAISSANCE HOTEL GROUP N.V.
                     (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

          COMMON STOCK, PAR VALUE 0.01 NETHERLANDS GUILDERS PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  N73689 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               ROBERT W. OLESEN
             EXECUTIVE MANAGING DIRECTOR, EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                     C/O RENAISSANCE HOTELS INTERNATIONAL
                             29800 BAINBRIDGE ROAD
                               SOLON, OHIO 44139
                                (216) 498-9090
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                            STEPHAN H. HAIMO, ESQ.
                         STROOCK & STROOCK & LAVAN LLP
                                180 MAIDEN LANE
                         NEW YORK, NEW YORK 10038-4982
                                (212) 806-5400

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        This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 24, 1997 by Renaissance Hotel Group N.V., a Netherlands limited liability company (the "Company"), relating to a tender offer for all of the Company's outstanding shares of common stock, par value
0.01 Netherlands Guilders per share (the "Shares"), commenced by Marriott International, Inc. ("Marriott") on February 24, 1997. All capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 except as may otherwise by provided herein.

Item 2. Tender Offer of the Bidder.

        Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

        As comtemplated by Marriott's Offer to Purchase dated February 24, 1997, on March 12, 1997, Marriott assigned its obligation to purchase Shares tendered pursuant to the Offer to Marriott RHG Acquisition B.V. (the "Acquisition Subsidiary"), a Netherlands private limited liability company, which is an indirect, wholly-owned subsidiary of Marriott. Upon the terms and subject to the conditions of the Offer, the Acquisition Subsidiary will purchase all Shares validly tendered and not withdrawn prior to the expiration of the Offer. The assignment by Marriott to the Acquisition Subsidiary does not relieve Marriott of its obligations under the Offer or the Acquisition Agreement or prejudice the rights of the tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

        According to an amendment to Marriott's Schedule 14D-1, the business address of the Acquisition Subsidiary is 10400 Fernwood Road, Bethesda, Maryland 20817.

Item 8. Additional Information to be Furnished.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

        The Federal Trade Commission granted the Company's request for early termination of the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer effective as of March 10, 1997.
Accordingly, the condition to the Offer requiring the expiration or termination of any applicable waiting period under the HSR Act prior to the expiration of the Offer has been satisfied. On March 12, 1997, Marriott's German counsel received written notice that the German Federal Cartel Office issued a clearance notice in connection with the Offer on March 10, 1997. A press release to the foregoing is filed as Exhibit 11 to this Amendment to the Schedule 14D-9 and is incorporated herein by reference.

Item 9. Material to be filed as Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

Exhibit 11.     Press Release issued by the Company on March 12, 1997.


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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1997

                                        RENAISSANCE HOTEL GROUP N.V.

                                        By: /s/ Thomas G. Stauffer
                                           --------------------------------
                                           Thomas G. Stauffer,
                                           Executive Director
                                           and President-Americas


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                                 Exhibit Index
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Exhibit No.           Description
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Exhibit 11            Press Release issued by the
                        Company on March 12, 1997